FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-83166

For the month of May 2002

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

May 29, 2002

By: ______________________
Name: Michael Grimm
Title: Chief Financial and Administration Officer

May 29, 2002

By: ______________________
Name: Heiner Henke
Title: Principal Accounting Officer

Grohe Holding GmbH, Hemer

Interim Financial Information
March 31, 2002 and 2001

Grohe Holding GmbH, Hemer

Interim Financial Information
March 31, 2002 and 2001

Table of Contents

Grohe Holding GmbH, Hemer

Unaudited Interim Consolidated Financial Statements
March 31, 2002 and 2001

Grohe Holding GmbH
Unaudited Consolidated Statements of Operations
(euro in thousands)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Sales	239,702	234,867
Cost of sales	(133,335)	(135,320)
Gross profit	106,367	99,547
Selling, general and administrative expenses	(56,531)	(56,694)
Research and development	(5,501)	(4,630)
Amortization of goodwill from acquisitions (Note 2)	0	(8,856)
Amortization of tradename from acquisitions	(4,836)	(4,836)
Total operating expenses	(66,868)	(75,016)
Operating income	39,499	24,531
Interest income	519	703
Interest expense	(18,038)	(20,656)
Loss from equity method investees	(9)	(9)
Financial income (loss) from derivatives	1,310	(18,466)
Other income	1,801	4,339
Other expense	(979)	(2,063)
Income (loss) before income taxes and minority interests	24,103	(11,621)
Income tax expense	(10,042)	(752)
Income (loss) before minority interests	14,061	(12,373)
Minority interests	(187)	(89)
Net income (loss)	13,874	(12,462)

The accompanying notes are an integral part of these consolidated financial statements.

Grohe Holding GmbH
Consolidated Balance Sheets
(euro in thousands)

	March 31, 2002 unaudited	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	58,979	50,277
Restricted cash	27,150	29,950
Accounts receivable		
Trade accounts receivable less allowance for doubtful accounts of € 6,971 and € 6,708 at March 31, 2002 and December 31, 2001, respectively	187,672	154,608
Due from equity method investees	3,228	2,997
	190,900	157,605
Inventories (Note 3)	107,185	109,580
Current deferred tax assets	8,059	8,081
Prepaid expenses	3,919	2,685
Other current assets	25,829	29,948
Total current assets	422,021	388,126
Property, plant and equipment		
Land, buildings and improvements	154,182	152,498
Plant and machinery	96,261	94,995
Other factory and office equipment	106,049	104,449
Advances and construction in process	5,597	7,231
Less: Accumulated depreciation of property, plant and equipment	(137,357)	(124,687)
	224,732	234,486
Intangible assets		
Goodwill	536,885	536,153
Tradename	290,115	290,115
Software and other intangible assets	16,144	15,346
Less: Accumulated amortization of intangible assets	(141,508)	(135,789)
	701,636	705,825
Investments in equity method investees	961	970
Noncurrent deferred tax assets	1,720	1,866
Other noncurrent assets	21,747	21,844
Total assets	1,372,817	1,353,117

The accompanying notes are an integral part of these consolidated financial statements.

Grohe Holding GmbH
Consolidated Balance Sheets (Continued)
(euro in thousands)

	March 31, 2002 unaudited	December 31, 2001
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt to banks	53,120	52,707
Current maturities of capital leases	1,405	1,519
Short-term debt to banks	4,322	4,313
Trade accounts payable	20,572	26,511
Current tax liabilities	18,001	12,254
Other accrued expenses and current liabilities	136,006	137,491
Total current liabilities	233,426	234,795
Long-term debt to banks	378,959	379,201
Long-term debt to related parties	122,848	119,415
Long-term debt to shareholders	36,468	35,449
Bonds	200,000	200,000
Capital leases	479	657
Pension liabilities	144,533	142,176
Other accrued expenses and noncurrent liabilities	16,513	16,774
Noncurrent deferred tax liabilities	82,755	83,037
Total noncurrent liabilities	982,555	976,709
Commitments and contingencies (Note 4)		
Minority interests in consolidated subsidiaries	2,045	1,845
Shareholders' equity		
Share capital	51,003	51,003
Additional paid in capital, net of subscription receivable of € 267 at March 31, 2002 and December 31, 2001, respectively	158,472	158,472
Retained earnings	(67,187)	(81,061)
Accumulated other comprehensive income	12,503	11,354
Total shareholders' equity	154,791	139,768
Total liabilities and shareholders' equity	1,372,817	1,353,117

The accompanying notes are an integral part of these consolidated financial statements.

Grohe Holding GmbH
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(euro in thousands)

	Share capital	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Total shareholders' equity
Balance at December 31, 2000	50,893	158,265	(50,948)	9,814	168,024
Comprehensive loss:					
Net loss			(12,462)		
Foreign currency translation adjustment				2,959	
Total comprehensive loss					(9,503)
Balance at March 31, 2001	50,893	158,265	(63,410)	12,773	158,521
Balance at December 31, 2001	51,003	158,472	(81,061)	11,354	139,768
Comprehensive income:					
Net income			13,874		
Foreign currency translation adjustment				1,149	
Total comprehensive income					15,023
Balance at March 31, 2002	51,003	158,472	(67,187)	12,503	154,791

The accompanying notes are an integral part of these consolidated financial statements.

Grohe Holding GmbH
Unaudited Consolidated Statements of Cash Flows
(euro in thousands)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Cash flows from operating activities:		
Net income (loss)	13,874	(12,462)
Minority interests in income of subsidiaries	187	89
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation of fixed assets	12,891	12,820
Amortization of goodwill from acquisitions (Note 2)	0	8,856
Amortization of tradename from acquisitions	4,836	4,836
Amortization of software and other intangibles	957	827
Changes in deferred income taxes	(114)	(7,027)
Loss from equity method investees	9	9
(Gain) loss from disposal of long lived assets, net	(1)	24
Changes in fair market value of derivative financial instruments without impact on cash, net	(2,005)	17,210
Accrued interest on long-term debt to shareholders and related parties	4,452	3,988
Changes in operating assets and liabilities		
Accounts receivable	(33,014)	(33,667)
Inventories	2,677	7,863
Prepaid expenses and other assets	3,091	1,675
Accounts payable	(5,939)	(10,861)
Pension liabilities	2,357	2,310
Other accrued expenses and liabilities	5,897	(5,820)
Net cash provided by (used for) operating activities	10,155	(9,330)
Cash flows from investing activities:		
Purchases of property, plant and equipment	(3,223)	(6,074)
Proceeds from sale of property, plant and equipment	63	1,218
Purchases of intangible assets	(966)	(142)
Net cash used for investing activities	(4,126)	(4,998)
Cash flows from financing activities:		
Decrease in restricted cash	2,800	10,559
Principal payments on long-term debt to banks	(319)	(1,087)
Net cash provided by financing activities	2,481	9,472
Effect of foreign exchange rate changes on cash and cash equivalents	192	67
Net increase (decrease) in cash and cash equivalents	8,702	(4,789)
Cash and cash equivalents		
At beginning of period	50,277	46,242
At end of period	58,979	41,453
Supplemental disclosure of cash flow information		
Interest paid	9,485	17,885
Income taxes paid (benefits received), net	3,210	4,091
Other payments to related parties	259	262

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. Basis of Presentation

Grohe Holding GmbH ('Grohe', 'Grohe Holding' or 'the Company') with its corporate headquarters in Hemer (Germany) is a limited liability company under German law and registered with the Commercial Register of the Local Court (Amtsgericht) of Iserlohn, Germany. Grohe and its subsidiaries form a group of companies ('Grohe Group') engaged in the manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market. Grohe develops and manufactures an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. The Company's main customers are sanitary wholesalers who sell sanitary products to the respective retailers. Grohe's major markets are Germany and Europe excluding Germany followed by Northern America, the Middle East and the Far East.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of financial data have been included. All such adjustments are of a normal recurring nature. The unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2001, 2000 and 1999. Sales and operating results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

Except as described in Note 2, the same accounting principles and valuation methods have been applied for the unaudited consolidated interim financial statements compared to the audited consolidated financial statements referred to above.

All amounts in thousands of euro, except where stated

NOTE 2. Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined to no longer be indefinite.

Grohe adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002, respectively. Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001.

SFAS No. 142 required Grohe to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

In connection with the transitional impairment evaluation, SFAS No. 142 requires Grohe to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, Grohe is currently (1) identifying its reporting units, (2) determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determining the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in Grohe's statement of operations.

Grohe is currently determining the impact of the transitional impairment evaluation on Grohe's financial statements. Because of the extensiveness of the efforts needed to comply with the adoption of these statements, it is not practicable to reasonably estimate the impact on Grohe's financial statements.

All amounts in thousands of euro, except where stated

If SFAS No. 142 had been in effect in 2001, Grohe's net income would have been as described below due to reduced goodwill amortization:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Reported net income	13,874	(12,462)
Add back: Goodwill amortization, net of income tax effects		
of € 1,277 in the three months ended March 31, 2001	0	7,579
Adjusted net income	13,874	(4,883)

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Grohe expects to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on Grohe's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS No. 144 is effective January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on Grohe's financial statements.

All amounts in thousands of euro, except where stated

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of FASB Statement 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. All other provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002, with early adoption encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on Grohe's financial statements.

All amounts in thousands of euro, except where stated

NOTE 3. Inventories

Inventories at March 31, 2002 were comprised as follows:

	March 31, 2002
Raw materials and supplies	24,952
Work in process	29,261
Finished goods and goods purchased for resale	52,972
	107,185

NOTE 4. Commitments and Contingencies

Purchase Commitments

Purchase commitments of € 99,642 as of March 31, 2002 are in the normal course of business, of current nature, and comprise commitments for raw materials and supplies as well as for fixed assets.

Litigation

Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership, the cash settlement offer and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG.

Some minority shareholders have requested that the entry of the conversion in the commercial register be revoked. The Upper Regional Court of Hamm refused this request, and under German rules of procedure, the court's decision is final. Some minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, we consider it to be remote that these claims will prevail.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court (Oberlandesgericht) of Hamm. The upper regional court has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court (Bundesverfassungsgericht). If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may be the result in case the minority shareholders initiate additional legal proceedings:

- The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.

- The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, the majority shareholder or Friedrich Grohe AG & Co. KG could then try to force them to do so through legal actions. On the other hand the minority shareholders refusing to execute the new partnership agreement could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.

- A court could require that Friedrich Grohe AG & Co. KG and/or the majority shareholder undertakes steps to convert Friedrich Grohe AG & Co. KG back into a stock corporation and then apply for public listing. This might cause the tax benefits resulting from the conversion to be eliminated; on the other hand, the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Moreover, it is not clear whether the Federal Constitutional Court will consider the complaints of unconstitutionality.

Some minority shareholders are having the amount of the cash settlement offer of € 330.20 per share with a nominal value of DM 50 examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill. Goodwill is not amortized subsequent to January 1, 2002 and is subject to at least an annual impairment test.

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe AG & Co. KG financial statements of year 2000. If this claim is successful, the financial statements and withdrawals from Friedrich Grohe AG & Co. KG for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then

All amounts in thousands of euro, except where stated

try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG. However, we consider it to be remote that they would be successful.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on financial position or operating results of the Company. Legal costs are expensed as incurred.

Environmental Matters

In Germany and other jurisdictions where we do business, environmental laws have become increasingly strict over the past several years. Violators of these and other laws and regulations can become subject to substantial penalties, temporary or permanent plant closures and criminal convictions. Grohe establishes reserves for environmental matters when a loss is probable and reasonably estimable. In fiscal year 2000, we completed environmental assessments for each of our production facilities. These assessments, which included investigations into soil and ground water quality at sites where contamination was suspected, revealed contamination that probably requires remediation at six of our current or former properties. According to these assessments the total maximum remediation costs that might be incurred within the next eight to ten years are estimated to be € 3,375. Actual amounts may even be higher due to factors beyond our control such as a discovery of previously unidentified contamination, technical difficulties in implementing a selected remediation or changes in environmental laws. Expected probable remediation costs of € 307 have been provided in the financial statements as of March 31, 2002 and December 31, 2001, respectively.

NOTE 5. Related Party Transactions

Dr. Bernd Kortüm is a member of the supervisory board of Grohe Holding GmbH's subsidiary Friedrich Grohe Geschäftsführungs AG and also a managing director of Norddeutsche Vermögen Holding GmbH & Co. Norddeutsche Vermögen Holding GmbH & Co. is the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG. In March 2002 Grohe's subsidiary Friedrich Grohe AG & Co. KG and Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG concluded a purchase contract under which Grohe will sell one of its former production sites located in Berlin for € 5,880 to Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG. According to the purchase contract, the sale will be consummated at the time the first installment of the purchase price will be paid. Since this payment was not effected until March 31, 2002, the property is still recorded as a current asset in the Company's balance sheet as of March 31, 2002.

All amounts in thousands of euro, except where stated

NOTE 6. Business Segments

Segmental information for the three months ended March 31, 2002 is as follows:

Three months ended March 31, 2002	Germany and direct exports million euro	European subsidiaries million euro	Overseas subsidiaries million euro	Holding level million euro	Elimination of inter-segment transactions million euro	US GAAP adjustments million euro	GROHE Group million euro
Sales							
To third parties	88.9	104.6	45,8	0.0	0.0	0.4	239.7
To other segments	108.1	9.3	1.0	0.0	(118.4)	0.0	0.0
EBIT	40.1	7.6	7.1	(21.7)	(6.2)	13.4	40.3

Segmental information for the three months ended March 31, 2001 is as follows:

Three months ended March 31, 2001	Germany and direct exports million euro	European subsidiaries million euro	Overseas subsidiaries million euro	Holding level million euro	Elimination of inter-segment transactions million euro	US GAAP adjustments million euro	GROHE Group million euro
Sales							
To third parties	89.7	106.4	38.5	0.0	0.0	0.3	234.9
To other segments	106.0	11.2	0.9	0.0	(118.1)	0.0	0.0
EBIT	30.4	9.3	3.6	(21.2)	0.0	4.7	26.8

All amounts in thousands of euro, except where stated

A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income (loss) before taxes, minority interests and extraordinary items is as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Earnings before interest and income taxes according to German GAAP	26,918	22,136
Adjustments from German GAAP to US GAAP		
Debt issuance cost	628	530
Business combinations	11,911	3,198
Derivative financial instruments	729	1,494
Cost of computer software and other intangible assets	(154)	(116)
Provisions and contingencies	25	(258)
Special reserves under German GAAP	(227)	(227)
Employee pension costs and liabilities	(126)	(138)
Foreign currency translation	555	153
Other	53	26
Earnings before interest and income taxes and minority interests according to US GAAP	40,312	26,798
Interest income (expense), net (US GAAP)	(17,519)	(19,953)
Financial income from derivatives (US GAAP)	1,310	(18,466)
Income (loss) before income taxes and minority interests according to US GAAP	24,103	(11,621)

All amounts in thousands of euro, except where stated

Revenues from external customers for each group of similar products according to US GAAP are as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
GROHE*ART*	19,321	15,061
GROHE*TEC*	100,921	103,444
GROHE*DAL*	24,124	23,958
GROHE *Showers and shower systems*	37,913	34,210
Kitchen Faucets	27,259	26,238
Other	30,164	31,956
	239,702	234,867

Sales by geographical markets are as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Germany	63,077	68,724
Europe without Germany	119,126	118,151
Overseas	57,499	47,992
	239,702	234,867

NOTE 7. Subsequent events

The Company reorganized its Managing Board involving new appointments and changed responsibilities. With effect from April 1, 2002, Stephan M. Heck assumed responsibility for the newly structured Sales/Marketing function. The changes to management also entail the creation of a new organizational function entitled “Brand and Innovation”, which is headed by Peter Körfer-Schün, the Chairman of the Managing Board. Responsibility for Technology rests with Board member Detlef Spigiel, who is in charge of all production facilities. Michael Grimm joined the Managing Board effective May 1, 2002. He is in charge of Finance, Controlling and Investments. Former Board member Dr. Rainer S. Simon resigned from his office effective April 1, 2002.

Grohe Holding GmbH, Hemer

Operating and Financial Review and Prospects
March 31, 2002 and 2001

The discussion and analysis below provides information which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and analysis contains statements reflecting our views about our future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed below may affect our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The events which occurred in the United States on September 11, 2001, and further actions which have ensued and may ensue, may influence the global economical environment substantially and may have a material impact on our projected performance in the United States and also worldwide.

The following discussion and analysis is based on historical unaudited interim financial statements for the three months ended March 31, 2002 and 2001, which were prepared in accordance with US GAAP.

All references to euro in the following discussion and analysis are in thousands except where stated.

Impact of new accounting standards on our financial statements and results of operations

We adopted the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" as of July 1, 2001 and January 1, 2002, respectively. SFAS No. 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

SFAS No. 142 also requires that goodwill no longer be amortized subsequent to January 1, 2002, but instead tested for impairment at least annually. In connection with the transitional impairment evaluation, SFAS No. 142 requires us to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, we are currently (1) identifying our reporting units, (2) determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determining the fair value of each reporting unit. We are required to complete this first step of the transitional assessment by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to arrive at the implied fair value of goodwill, which will be used to calculate the amount of goodwill impairment, if any. We are required to complete this second step as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in our statement of operations.

We are currently determining the impact of the transitional impairment evaluation on our financial statements. It is not practicable to reasonably estimate the impact on our financial statements because of the extent of the efforts needed to comply with the adoption of SFAS No. 142.

Since we ceased amortization of goodwill as of January 1, 2002 due to the changes in accounting principles described above, our results for the three months ended March 31, 2002 are not directly comparable with our results for the three months ended March 31, 2001 in which we recorded charges for goodwill amortization in amount of € 8,856. Our net income for the three months ended March 31, 2001 would have been improved by € 7,579 (€ 8,856, net of income tax effects of € 1,277) if SFAS No. 142 had been in effect in 2001.

Operating Results

The following table sets out certain information with respect to our net income (loss) in thousands of euro:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Sales	239,702	234,867
Cost of sales	(133,335)	(135,320)
Gross profit	106,367	99,547
Selling, general and administrative expenses	(56,531)	(56,694)
Research and development expenses	(5,501)	(4,630)
Amortization of goodwill from acquisitions	0	(8,856)
Amortization of tradename from acquisitions	(4,836)	(4,836)
Operating income	39,499	24,531
Interest expense, net	(17,519)	(19,953)
Loss from equity method investees	(9)	(9)
Financial income (loss) from derivatives	1,310	(18,466)
Other income (expense), net	822	2,276
Income (loss) before income taxes and minority interests	24,103	(11,621)
Income tax expense	(10,042)	(752)
Income (loss) before minority interests	14,061	(12,373)
Minority interests	(187)	(89)
Net income (loss)	13,874	(12,462)

The following table sets out certain information with respect to our net income (loss) as a percentage of sales:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Sales	100.0%	100.0%
Cost of sales	(55.6%)	(57.6%)
Gross profit	44.4%	42.4%
Selling, general and administrative expenses	(23.6%)	(24.1%)
Research and development expenses	(2.3%)	(2.0%)
Amortization of goodwill from acquisitions	(0.0%)	(3.8%)
Amortization of tradename from acquisitions	(2.0%)	(2.0%)
Operating income	16.5%	10.5%
Interest expense, net	(7.3%)	(8.5%)
Loss from equity method investees	(0.0%)	(0.0%)
Financial income (loss) from derivatives	0.5%	(7.9%)
Other income (expense), net	0.4%	1.0%
Income (loss) before income taxes and minority interests	10.1%	(4.9%)
Income tax expense	(4.2%)	(0.3%)
Income (loss) before minority interests	5,9%	(5.2%)
Minority interests	(0.1%)	(0.1%)
Net income (loss)	5.8%	(5.3%)

Sales

Our total sales increased by € 4,835 or 2.1% from € 234,867 in the three months ended March 31, 2001 to € 239,702 in the three months ended March 31, 2002. This growth in total sales was attributable to:

- an increase in sales volume of a total of € 710 or 0.3%,
- favorable currency fluctuations of € 2,213 or 1.0% as consequence of invoicing in foreign currencies; and
- *an increase in sales prices of € 1,912 or 0.8%.*

Total sales in our Germany and direct exports segment decreased from € 89,951 in the three months ended March 31, 2001 by € 667 or 0.7% to € 89,284 in the three months ended March 31, 2002. Total sales in Germany decreased by € 5,647 or 8.2% from € 68,724 in the three months ended March 31, 2001 to € 63,077 in the three months ended March 31, 2002. We attribute this decrease to ongoing unfavorable market conditions. Direct exports increased from € 21,227 in the three months ended March 31, 2001 by € 4,980 or 23.5% to € 26,207 in the three months ended March 31, 2002. This was largely due to increases in direct exports to Eastern Europe from € 9,115 in the three months ended March 31, 2001 by € 2,297 or 25.2% to € 11,412 in the three months ended March 31, 2002. Total sales in Eastern Europe including sales by our European subsidiaries increased by € 2,472 or 25.6% from € 9,653 in the three months ended March 31, 2001 to € 12,125 in the three months ended March 31, 2002. Also, direct exports to the Middle East increased from € 9,310 in the three months ended March 31, 2001 by € 2,151 or 23.1 % to € 11,461 in the three months ended March 31, 2002.

Total sales in our European subsidiaries segment decreased from € 106,422 in the three months ended March 31, 2001 by € 1,814 or 1.7% to € 104,608 in the three months ended March 31, 2002. This development in sales was primarily attributable to:

- Sales increases in Austria from € 5,058 in the three months ended March 31, 2001 by € 287 or 5.7% to € 5,345 in the three months ended March 31, 2002,
- and almost stable sales developments in:
  - France, where sales amounted to € 27,026 in the three months ended March 31, 2001 compared to € 27,047 in the three months ended March 31, 2002; and
  - Spain, where sales amounted to € 13,822 in the three months ended March 31, 2001 compared to € 13.983 in the three months ended March 31, 2002.
- However, weak economic conditions resulted in sales decreases mainly in:
  - the Netherlands from € 20,986 in the three months ended March 31, 2001 by € 2,133 or 10.2% to € 18,853 in the three months ended March 31, 2002; and
  - the United Kingdom from € 5,828 in the three months ended March 31, 2001 by € 900 or 15.4% to € 4,928 in the three months ended March 31, 2002.

Considering direct exports to European markets which amounted to € 14,518 in the three months ended March 31, 2002, total sales in Europe increased by € 975 or 0.8% from € 118,151 in the three months ended March 31, 2001 to € 119,126 in the three months ended March 31, 2002.

Total sales in our Overseas subsidiaries segment increased from € 38,494 in the three months ended March 31, 2001 by € 7,316 or 19.0% to € 45,810 in three months ended March 31, 2002. This increase was primarily due to increases in sales in

- the United States from € 24,919 in the three months ended March 31, 2001 by € 4,900 or 19.7% to € 29,819 in the three months ended March 31, 2002. This increase is largely attributable to an increase in consumer confidence which results in increased sales for renovation and inventory buildup at wholesalers' level.
- Far East, excluding Japan, from € 4,876 in the three months ended March 31, 2001 by € 2,318 or 47.5% to € 7,194 in the three months ended March 31, 2002. This sales growth is attributable to increased shipments for project business.

Sales to overseas markets, including direct exports into this region amounting to € 11,689 in the three months ended March 31, 2002, increased from € 47,992 in the three months ended March 31, 2001 by € 9,507 or 19.8% to € 57,499 in the three months ended March 31, 2002.

As a result of the different sales developments in Germany and abroad, sales in foreign markets increased from € 166,143 in the three months ended March 31, 2001 by € 10,482 or 6.3% to € 176,625 in the three months ended March 31, 2002, representing 73.7% of total sales in the three months ended March 31, 2002 compared to 70.7% in the three months ended March 31, 2001. Sales in Europe accounted for 49.7% and in overseas markets for 24.0% of total sales in the three months ended March 31, 2002. Accordingly, sales in Germany decreased to 26.3% of our total sales in the three months ended March 31, 2002.

Cost of sales

Our cost of sales includes raw material costs, purchased parts and direct labor as well as manufacturing overheads and depreciation. The main raw material that we use is brass, which is also a significant component of purchased parts.

Cost of sales decreased by € 1,985 or 1.5%, from € 135,320 in the three months ended March 31, 2001 to € 133,335 in the three months ended March 31, 2002.

The cost of sales to sales ratio of 57.6% for the three months ended March 31, 2001 decreased by 2.0% to 55.6% in the three months ended March 31, 2002.

In addition to the factors described under "Sales", the cost of sales to sales ratio was favorably influenced by cost decreasing rationalization measures in production and a significantly lower brass price compared to the same period in the previous years.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

Selling, general and administrative expenses remained nearly at the same level with only a slight decrease of € 163 or 0.3%, from € 56,694 in the three months ended March 31, 2001 to € 56,531 in the three months ended March 31, 2002. Due to the increase in sales, selling, general and administrative expenses as a percentage of sales decreased from 24.1% in the three months ended March 31, 2001 to 23.6% in the three months ended March 31, 2002.

Research and Development

We consider research and development a major factor in ensuring our future competitiveness. In an environment characterized by increasing levels of innovation and a shortening of product life cycles, innovation in functions, styles, materials and processes has gained further importance for differentiating our brand and enhancing our premium brand status. Our research and development activities include, in particular:

- continuous updating and broadening of our product ranges;
- product maintenance and improvement; and
- research about new functions, materials and design.

Furthermore, the development of modular and integrated systems, such as shower panels and bathroom systems, has become increasingly important.

Research and development spending increased from € 4,630 in the three months ended March 31, 2001 by € 871 or 18.8% to € 5,501 in the three months ended March 31, 2002. This increase is largely due to additional staff in order to intensify development of new products. Our research and development activities in the three months ended March 31, 2002 were mainly concentrated on updating and broadening our design-oriented product range GROHE*ART*. As a percentage of sales, research and development expenses increased from 2.0% in the three months ended March 31, 2001 to 2.3% in the three months ended March 31, 2002.

Amortization of goodwill from acquisitions

Amortization of goodwill amounted to € 8,856 in the three months ended March 31, 2001. In accordance with SFAS No. 142 we ceased to amortize goodwill as of January 1, 2002 as described above under "Impact of new accounting standards on our financial statements and results of operations". If SFAS No. 142 had been in effect in 2001, Grohe's net income would have been improved by € 7,579 (€ 8,856, net of income tax effects of € 1,277).

Amortization of tradename from acquisitions

Amortization of tradename from acquisitions remained unchanged at € 4,836 in the three months ended March 31, 2002 compared to the three months ended March 31, 2001.

Interest expense, net

Net interest expense decreased from € 19,953 in the three months ended March 31, 2001 by € 2,434 or 12.2% to € 17,519 in the three months ended March 31, 2002. This decrease is mainly due to principal payments on our long-term debt to banks subsequent to the end of the first quarter 2001 and to lower interest rates on our long-term debt to banks in the first quarter of 2002 compared to the first quarter of 2001. These positive effects were partly offset by an increase in accrued interest on loans from related parties and shareholders. As principal and interest payments on these loans are deferred until December 2010, the interest expense recorded on these loans increases due to compound interest.

Financial income (loss) from derivatives

Our financial loss from derivatives of € 18,466 in the three months ended March 31, 2001 changed to financial income from derivatives of € 1,310 in the three months ended March 31, 2002. The net loss from currency derivatives decreased significantly from € 16,588 in the three months ended March 31, 2001 by € 15,338 to € 1,250 in the three months ended March 31, 2002. This development is mainly due to changes in the fair market value of US dollar forward exchange contracts caused by fluctuations in the US dollar to euro exchange rates. The net loss from interest rate derivatives of € 1,878 in the three months ended March 31, 2001 changed by € 4,438 to a net income from interest rate derivatives of € 2,560 in the three months ended March 31, 2002.

Other income (expense), net

Net other income decreased from € 2,276 in the three months ended March 31, 2001 by € 1,454 to € 822 in the three months ended March 31, 2002. We attribute this decrease to:

- a decrease in foreign currency transaction losses of € 190 from € 813 in the three months ended March 31, 2001 to € 623 in the three months ended March 31, 2002;
- a decrease in foreign currency transaction gains of € 1,476 from € 2,876 in the three months ended March 31, 2001 to € 1,400 in the three months ended March 31, 2002;
- professional services of € 1,410 in the three months ended March 31, 2001 which were mainly related to the financing of the acquisition and the implementation of US GAAP reporting procedures. No expenses for such services were recorded as other expense in the three months ended March 31, 2002.
- a decrease in other miscellaneous income, net by € 1,578 from € 1,623 in the three months ended March 31, 2001 to € 45 in the three months ended March 31, 2002.

Income tax expense

The theoretical income tax expense for the three months ended March 31, 2002 determined using the 2002 statutory tax rate of 38.2% would be € 9,207 compared to an actual income tax expense of € 10,042. The difference of € 835 is mainly due to non-tax deductible expenses.

The theoretical income tax benefit for the three months ended March 31, 2001 determined using the 2001 statutory tax rate of 38.2% would be € 4,439 compared to an actual income tax expense of € 752. The difference of € 5,191 is mainly caused by non-tax deductible goodwill amortization and other non-tax deductible expenses.

Net income (loss)

Our net income increased by € 26,336 from a net loss of € 12,462 in the three months ended March 31, 2001 to a net income of € 13,874 in the three months ended March 31, 2002. The net loss for the three months ended March 31, 2001 included goodwill amortization charges of € 8,856 while no goodwill amortization charges were recorded in the three months ended March 31, 2002 in accordance with SFAS No. 142. Our net income for the three months ended March 31, 2001 would have been improved by € 7,579 (€ 8,856, net of income tax effects of € 1,277) if SFAS No. 142 had been in effect in 2001.

Adjusted Consolidated EBITDA

Our adjusted consolidated EBITDA increased by € 5,138 or 9.6% from € 53,495 in the three months ended March 31, 2001 to € 58,633 in the three months ended March 31, 2002. We define adjusted consolidated EBITDA as earnings before interest expense, income taxes, depreciation and amortization, income from equity method investees not received as a cash distribution, extraordinary items and noncash financial income/loss from derivatives. We consider adjusted consolidated EBITDA as an important indicator of the operational strength and performance of our business, including the ability to provide cash flows to service debt and finance capital expenditures. However, as all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA presented here. Adjusted consolidated EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

Liquidity and Capital Resources

As of March 31, 2002 our total long-term debt and total short-term debt amounted to € 793,279 and € 4,322, respectively.

Our long-term debt matures as follows:

2002	53,874
2003	69,827
2004	83,762
2005	83,548
2006	138,749
Thereafter	363,519
Total long-term debt	793,279

Historical cash flows

The following table sets out certain information with respect to our cash flows in thousands of euro:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Cash flows from operating activities:		
Net income (loss)	13,874	(12,462)
Minority interests in income of subsidiaries	187	89
Adjustments to reconcile net income to net cash provided by operating activities	21,025	41,543
Changes in operating assets and liabilities	(24,931)	(38,500)
Net cash provided by (used for) operating activities	10,155	(9,330)
Net cash used for investing activities	(4,126)	(4,998)
Net cash provided by financing activities	2,481	9,472
Effect of foreign exchange rate changes on cash and cash equivalents	192	67
Net increase (decrease) in cash and cash equivalents	8,702	(4,789)
Cash and cash equivalents		
At beginning of period	50,277	46,242
At end of period	58,979	41,453

Net cash provided by (used for) operating activities

Net cash provided by (used for) operating activities changed by € 19,485 from net cash used for operating activities of € 9,330 in the three months ended March 31, 2001 to net cash provided by operating activities of € 10,155 in the three months ended March 31, 2002.

In addition to a continuing positive development of our operations we attribute this change mainly to:

- *a decrease in interest payments of € 8,400 from € 17,885 in the three months ended March 31,* 2001 to € 9,485 in the three months ended March 31, 2002;
- movements in other accrued expenses and liabilities. In the three months ended March 31, 2002 other accrued expenses and liabilities increased by € 5,897 mainly due to increased income tax accruals. In the three months ended March 31, 2001 other accrued expenses and liabilities decreased by € 5,820; and

- a decrease in accounts payable of € 5,939 in the three months ended March 31, 2002 compared to a decrease of € 10,861 in the three months ended March 31, 2001.

These positive effects on our cash flows from operating activities in the first quarter of 2002 compared to the first quarter of 2001 were partly offset by:

- a decrease in inventories of € 2,677 in the three months ended March 31, 2002 compared to a decrease of € 7,863 in the three months ended March 31, 2001. We reduced our inventories in order to decrease net working capital and related financing costs; and
- increases in accounts receivable of € 33,014 in the three months ended March 31, 2002 compared to € 33,667 in the three months ended March 31, 2001. Accounts payable increased in both periods from a relatively low level at year end as sales in the first quarter are generally stronger than in the last quarter of a year.

Net cash used for investing activities

Our investing activities comprise investments in tangible and intangible fixed assets. Net cash used for investing activities decreased by € 872 or 17.4% from € 4,998 in the three months ended March 31, 2001 to € 4,126 in the three months ended March 31, 2002. We attribute this decrease to reduced investments in property plant and equipment which were partly offset by increased investments in intangible assets and reduced proceeds from sale of property.

Net cash provided by financing activities

Net cash provided by financing activities decreased by € 6,991 from € 9,472 in the three months ended March 31, 2001 to € 2,481 in the three months ended March 31, 2002. We attribute this decrease mainly to the movements in restricted cash, which was reduced by € 10,559 in the three months ended March 31, 2001 compared to a reduction of € 2,800 in the three months ended March 31, 2002.

Net cash flow

Cash and cash equivalents amounting to € 50,277 as of December 31, 2001 increased by € 8,702 to € 58,979 as of March 31, 2002.

Cash and cash equivalents amounting to € 46,242 as of December 31, 2000 decreased by € 4,789 to € 41,453 as of March 31, 2001.

Pursuant to the senior credit facility, we agreed to deposit at the request of the lenders, cash that we receive from subsidiaries, the shares of which have been pledged to the lenders, into a bank account, from which no withdrawals can be made without written consent. According to the contracts with the financing banks, the banks will agree to withdrawals from the aforementioned bank account provided that the banks have not declared that an event of default has occurred under the credit agreements. Currently, the financing banks have not requested any deposits, and no events of default have occurred.

Working capital

We believe that the existing financing of working capital is sufficient for our current working capital requirements. At March 31, 2002 and December 31, 2001 we had approximately € 82 million and € 30 million unused available lines of credits with several banks. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes. The available lines of credit as of March 31, 2002 include the working capital facility (Facility E) in an amount of € 51 million. Facility E, which is part of the senior credit facility, will be available to us until December 2006.

Capital expenditures

Our capital expenditures are financed primarily from operating cash flows, except for capital expenditures on the expansion and extension of our production facilities. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

Investments of surplus cash

We invest any surplus cash in euro deposit accounts held with financial institutions. Under the contracts with the financing banks, we have agreed to deposit certain cash amounts into an account from which no withdrawals can be made without their consent.

Quantitative and Qualitative Disclosure about Market Risk

Our exposure to market risk is comprised of interest rate risk, foreign exchange risk and commodity price risk. In order to manage this market risk exposure we enter into interest rate and foreign currency derivative contracts as well as fixed-price commodity purchase commitments. We do not have any trading or speculative activity in derivative financial instruments.

Interest Rate Sensitivity

We have a significant variable rate senior secured credit facility and as a result could be significantly affected by changes in interest rates. Changes in interest rates affect the interest paid on debt. To mitigate the effect of changes in interest rates, we have entered into interest rate swap and collar agreements.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates. For interest rate swaps and collars, the table presents notional amounts, the applicable variable rates and pay, receive, cap and floor rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. The information is presented in thousands of euro.

Interest Rate Sensitivity as of March 31, 2002
Principal (Notional) Amount by Expected Maturity
Average Interest Swap, Cap and Floor Rates

	2002	2003	2004	2005	2006	There-after	Total	Fair Value March 31, 2002
Short-term debt to banks denominated in Japanese Yen; average fixed rate at 0.95%	4,322	0	0	0	0	0	4,322	4,322
Long-term debt to banks; variable rate at 2.25% - 4.50% above EURIBOR	47,550	64,423	75,160	82,829	138,027	0	407,989	407,989
Long-term debt to banks; fixed rates at 4.95% to 7.25%	5,148	4,852	8,498	693	697	4,202	24,090	23,961
Long-term debt to shareholders and related parties; fixed rate at 5.0%	0	0	0	0	0	259,603	259,603	159,316
Notes; fixed rate at 11.5%	0	0	0	0	0	200,000	200,000	224,000
Interest rate derivative financial instruments:								
Combined interest rate swap and cap agreements; Notional amount	62,890	28,632	53,941	0	0	0	145,463	(1,603)
	Pay rate is 5-year swap rate for 6-months EURIBOR with a cap at 5.07%; receive rate is 3-months EURIBOR							
Combined interest rate swap and cap agreements; Notional amount	0	0	63,912	0	0	0	63,912	(790)
	Pay rate is 5-year swap rate for 3-months EUROLIBOR with a cap at 4.99%; receive rate is 3-months LIBOR							
Interest Rate Collar; Notional Amount	0	35,790	164,892	0	0	0	200,682	153
	Basis rate is 6-months EURIBOR; cap rate is 5,20% (8.00% in case 6-months EURIBOR is higher than 8.00%); floor rate is 3.00%							

Exchange rate sensitivity

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign exchange rates, by functional currencies. For debt obligations, the table presents principal payments and the applicable currencies. For foreign currency forwards and options, the table presents notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

Carrying amounts for our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

Foreign Currency Sensitivity as of March 31, 2002
Principal (Notional) Amount by Expected Maturity Average Settlement Rates

	2002	2003	2004	2005	2006	There-after	Total	Fair value March 31, 2002
Short-term debt to banks denominated in Japanese Yen; average fixed rate at 0.95%	4,322	0	0	0	0	0	4,322	4,322
Long-term debt to banks denominated in Thailand Baht; fixed rate at 7.25%	752	752	6,018	0	0	0	7,522	7,522
Total debt denominated in foreign currencies								11,844
Exchange rate derivative financial instruments:								
Pay US$ / receive euro forwards								(3,905)
Number of individual contracts	28	1	0	0	0	0	29	
Average notional amount	4,758	4,574	0	0	0	0	4,751	
Total notional amount of US$ contracts	133,219	4,574	0	0	0	0	137,793	
Average settlement rate (euro/US$)	1.1167	1.1532	0	0	0	0	1.1179	
For information purposes: Exchange rate at March 31, 2002 (euro/US$)							1.1435	
Pay Japanese Yen / receive euro forwards								256
Number of individual contracts	9	2	0	0	0	0	11	
Average notional amount	816	865	0	0	0	0	825	
Total notional amount of Yen contracts	7,348	1,729	0	0	0	0	9,077	
Average settlement rate (euro/100 Yen)	0.9125	0.8836	0	0	0	0	0.9070	
For information purposes: Exchange rate at March 31, 2002 (euro/100 Yen)							0.8645	
Pay British Pound / receive euro forwards								96
Number of individual contracts	13	2	0	0	0	0	15	
Average notional amount	1,252	1,383	0	0	0	0	1,269	
Total notional amount of GBP contracts	16,273	2,766	0	0	0	0	19,039	
Average settlement rate (euro/GBP)	1.6363	1.6210	0	0	0	0	1.6341	
For information purposes: Exchange rate at March 31, 2002 (euro/GBP)							1.6273	
Pay Canadian Dollar / receive euro forwards								(31)
Number of individual contracts	5	0	0	0	0	0	5	
Average notional amount	358	0	0	0	0	0	358	
Total notional amount of CAD contracts	1,792	0	0	0	0	0	1,792	
Average settlement rate (euro/CAD)	0.7072	0	0	0	0	0	0.7072	
For information purposes: Exchange rate at March 31, 2002 (euro/CAD)							0.7166	
Subtotal Japanese Yen, British Pound and Canadian Dollar exchange rate derivative financial instruments								321
Total exchange rate derivative financial instruments								(3,584)

As a majority of the foreign currency forward contracts is related to future sales and the fair market valuation of such derivatives is highly dependent on the exchange rate at the balance sheet date, gains and losses from such derivatives due to currency exchange rate fluctuations may be significantly higher than the foreign currency gains and losses resulting from the settlement and valuation of foreign currency receivables. Out of the total notional amount of foreign currency forwards of € 167,701 as of March 31, 2002, € 137,793 were related to US dollar foreign currency forward contracts. Based on the notional amount of these US dollar foreign currency forwards a hypothetical 10% increase in the euro to US dollar exchange rate would reduce the fair value of our US dollar foreign currency derivatives by approximately € 13.8 million and would result in corresponding financial losses.

The notional amount of US dollar foreign currency forwards of € 137,793 is used to economically hedge seven months of anticipated sales of approximately € 186 million projected for the twelve months ending March 31, 2003 in addition to existing accounts receivables of € 37.1 million as of March 31, 2002 denominated in US dollar. Notional amounts of foreign currency forwards of € 28,116 are used to economically hedge sales denominated in British Pound and Japanese Yen and respective accounts receivables. Aggregated anticipated sales denominated in British Pound and Japanese Yen projected for the twelve months ending March 31, 2002 amount to approximately € 43 million.

The following table reconciles the gains and losses from changes in aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates to financial income from derivatives:

	December 31, 2000	Three months ended and as of March 31, 2001	December 31, 2001	Three months ended and as of March 31, 2002
USD foreign currency derivative contracts				
Aggregated fair market value	4,437	(9,687)	(3,497)	(3,905)
Gain (loss) from changes in aggregated fair market value at balance sheet date		(14,124)		(408)
Loss from changes in fair market value at settlement date		(2,283)		(839)
Financial loss from US dollar foreign currency derivatives		(16,407)		(1,247)
Other currencies				
Aggregated fair market value	1,906	1,614	536	321
Gain (loss) from changes in aggregated fair market value at balance sheet date		(292)		(215)
Loss from changes in fair market value at settlement date		111		212
Financial loss from other foreign currency derivatives		(181)		(3)
Total financial loss from currency derivatives		(16,588)		(1,250)
Financial income (loss) from interest rate derivatives		(1,878)		2,560
Total financial loss from derivatives		(18,466)		1,310

The aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of the foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount.

We incurred losses from our US dollar foreign currency derivatives for both periods presented because the average settlement rate for our US dollar derivative contracts was generally lower than the exchange rate at settlement date resulting from the overall devaluation of the euro against the US dollar during the past three years.

As of March 31, 2002 the *average euro to US dollar settlement rate for our US dollar foreign currency* derivative contracts was € 0.03 lower than the exchange rate existing at March 31, 2002 resulting in a negative fair market value of € 3,905 compared to a negative fair market value of € 3,497 as of December 31, 2001; accordingly losses from changes in fair market value of € 408 were recorded for the three months ended March 31, 2002. Total losses from US dollar foreign currency derivative contracts for the three months ended March 31, 2002 amounted to € 1,247.

As of March 31, 2001 the average euro to US dollar settlement rate for our US dollar foreign currency derivative contracts was € 0,05 lower than the exchange rate existing at March 31, 2001 resulting in a negative fair market value of € 9,687 compared to a positive fair market value of € 4,437 as of December 31, 2000; accordingly losses from changes in fair market value of € 14,124 were recorded for the three months ended March 31, 2001. Total losses from US dollar foreign currency derivative contracts for the three months ended March 31, 2001 amounted to € 16,407.

Commodity price sensitivity

There is no significant change in risk related to commodity price sensitivity as of March 31, 2002 compared to December 31, 2001.

Grohe Holding GmbH, Hemer

Consolidated EBITDA
Three months ended March 31, 2002 and 2001

Grohe Holding GmbH, Hemer

Consolidated EBITDA
derived from financial statements prepared in accordance with US GAAP
for the three months ended March 31, 2002 and 2001 as defined in the Indenture
in thousands of euro:

	Three months ended March 31, 2002		Three months ended March 31, 2001	
Consolidated net income (loss) as defined in the Indenture:				
Net income (loss) as reported in the consolidated statements of operations	13,874		(12,462)	
Income from equity method investees not received as a cash distribution	0		0	
Consolidated net income (loss) as defined in the Indenture		13,874		(12,462)
Additions to / deductions from consolidated net income:				
Income tax expense		10,042		752
Consolidated interest expense				
Interest expense as reported in the consolidated statements of operations	18,038		20,656	
Net payments pursuant to interest rate swaps	340		217	
Total consolidated interest expense		18,378		20,873
Depreciation expense		12,891		12,820
Amortization of software		957		827
Amortization of goodwill and tradename from acquisitions		4,836		13,692
EBITDA		60,978		36,502

Grohe Holding GmbH, Hemer

Consolidated EBITDA
derived from financial statements prepared in accordance with German GAAP
for the three months ended March 31, 2002 and 2001 as defined in the Indenture
in thousands of euro:

	Three months ended March 31, 2002		Three months ended March 31, 2001	
Consolidated net income (loss) as defined in the Indenture:				
Net income as reported in the consolidated statements of operations	3,433		3,002	
Profit attributable to minority interests	(187)		(89)	
Income from equity method investees				
not received as a cash distribution	0		0	
Consolidated net income (loss) as defined in the Indenture		3,246		2,913
Additions to / deductions from consolidated net income:				
Income tax expense		7,572		911
Consolidated interest expense				
Interest expense a s reported in the consolidated statements				
of operations		16,431		18,927
Depreciation expense		12,532		12,604
Amortization of software		763		569
Amortization of goodwill and tradename from acquisitions		16,751		16,766
EBITDA		57,295		52,690